Exhibit 99.1

Media Release

Planegg/Munich and Halle (Saale), Germany, July 8, 2019

MorphoSys and Vivoryon Therapeutics Enter Agreement on Small Molecule Inhibitors of CD47-SIRP alpha Signaling in Immuno-Oncology

MorphoSys AG (FSE: MOR; Prime Standard Segment; MDAX & TecDAX; Nasdaq: MOR) and Vivoryon Therapeutics AG (Euronext Amsterdam: VVY) today announced that they have entered into an agreement under the terms of which MorphoSys has obtained an exclusive option to license Vivoryon’s small molecule QPCTL inhibitors in the field of oncology. The option covers worldwide development and commercialization for cancer of Vivoryon’s family of inhibitors of the glutaminyl-peptide cyclotransferase-like (QPCTL) protein, including its lead compound PQ912. In exchange, MorphoSys has committed to investing up to EUR 15 million in a minority stake in Vivoryon Therapeutics as part of a capital raise planned for later this year.

While Vivoryon’s lead drug candidate PQ912 has already completed a phase 2a clinical trial in Alzheimer’s disease, recent preclinical data strongly suggest that the compound could represent a novel approach for cancer therapy. Vivoryon’s orally available compounds target the QPCTL enzyme, which has been shown to be a modulator of the CD47-SIRP alpha interaction. Left unchecked, this interaction, known as the “don’t eat me” signal, allows cancer cells to escape the body’s innate immune defense through inhibition of the phagocytic activity of macrophages. During the option period, MorphoSys will conduct preclinical validation experiments on Vivoryon’s family of QPCTL inhibitors, including an assessment of the potential benefits of combining them with MorphoSys’s proprietary program tafasitamab (MOR208), which is currently in late-stage development for the treatment of relapsed/refractory diffuse large B-cell lymphoma (r/r DLBCL).

“This deal gives us access to a unique set of drug candidates with exciting potential in cancer”, said Dr. Simon Moroney, CEO of MorphoSys. “A number of studies suggests that the CD47-SIRP alpha interaction may be of central importance to the activity of some anti-cancer antibodies. In this regard, securing rights to Vivoryon’s estate of compounds in oncology makes strong strategic sense for us. In particular, we are looking forward to exploring the potential for synergy with tafasitamab (MOR208), our most advanced drug candidate. If successful, the use of these orally formulated QPCTL inhibitors may open the way to combinations with other anti-cancer antibodies aiming at boosting their cell killing activity.”

“Our small molecule inhibitors represent a novel and innovative therapeutic approach to silence the critical CD47-SIRP alpha checkpoint signal in cancer immunotherapy,” said Dr. Ulrich Dauer, CEO of Vivoryon Therapeutics. “As a leading company for antibody and protein technologies with a strong oncology focus, MorphoSys is the ideal partner for us. For Vivoryon this is a strategic alliance to exploit the potential of our first-in-class, highly specific and potent small molecules in combination with therapeutic antibodies for a targeted range of cancer indications. While remaining strongly committed to our development plans in Alzheimer’s disease, we are delivering on our strategy to extend the potential of our technology to immuno-oncology.”

If MorphoSys chooses to exercise the option, Vivoryon Therapeutics will receive an option fee, and is eligible for milestone payments and royalties.

About Vivoryon Therapeutics AG

Vivoryon Therapeutics AG, Headquartered in Halle (Saale), Germany (Euronext Amsterdam: VVY) is a precision intervention company with an advanced candidate in clinical development focused on bringing first-in-class therapies to patients suffering from age-related diseases. The company has a successful track record in bringing drugs targeted to post-translational modifying enzymes to the market. Current projects are focusing on the two isoenzymes of Glutaminyl cyclase, QPCT and QPCTL. QPCT is the crucial enzyme for the generation of highly neurotoxic pyroglutamate species of Abeta. Its inhibition by Vivoryon’s lead molecule PQ912, has successfully completed a phase 2a (SAPHIR) study and the company has initiated a phase 2b core program for the treatment of Alzheimer’s disease (AD). QPCTL has been identified as a potential target in cancer therapy. Blocking the enzymatic function of QPCTL by small molecule inhibitors is a novel therapeutic approach to silence the CD47-SIRP alpha signal in cancer immunotherapy. Vivoryon Therapeutics has a unique and exceptionally strong patent position on QPCT and QPCTL inhibitors. www.vivoryon.com

About MorphoSys

MorphoSys (FSE & NASDAQ: MOR) is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of exceptional, innovative therapies for patients suffering from serious diseases. The focus is on cancer. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 29 are currently in clinical development. In 2017, Tremfya®, marketed by Janssen for the treatment of plaque psoriasis, became the first drug based on MorphoSys’s antibody technology to receive regulatory approval. The Company’s most advanced proprietary product candidate, tafasitamab (MOR208), has been granted U.S. FDA breakthrough therapy designation for the treatment of patients with relapsed/refractory diffuse large B-cell lymphoma (DLBCL). Headquartered near Munich, Germany, the MorphoSys group, including the fully owned U.S. subsidiary MorphoSys US Inc., has approximately 330 employees. More information at https://www.morphosys.com.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma® and LanthioPep® are registered trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc.

MorphoSys forward looking statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including the expectations regarding the strategic alliance with Vivoryon Therapeutics to explore the QPCTL inhibitors in oncology and the potential combination of the QPCTL inhibitors with tafasitamab (MOR208) or other antibodies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward- looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are MorphoSys’ expectations regarding the strategic alliance with Vivoryon Therapeutics to explore the QPCTL inhibitors in oncology and the potential combination of the QPCTL inhibitors with tafasitamab (MOR208) or other antibodies, MorphoSys’ reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

Vivoryon Therapeutics forward looking statements

Information set forth in this press release contains forward-looking statements, which involve a number of risks and uncertainties. The forward-looking statements contained herein represent the judgment of Vivoryon Therapeutics AG as of the date of this press release. Such forward-looking statements are neither promises nor guarantees but are subject to a variety of risks and uncertainties, many of which are beyond our control, and which could cause actual results to differ materially from those contemplated in these forward-looking statements. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

For more information, please contact:

MorphoSys AG

Dr. Sarah Fakih

Head of Corporate Communications & IR

Alexandra Goller

Director Corporate Communications & IR

Dr. Julia Neugebauer

Director Corporate Communications & IR

Dr. Verena Kupas

Manager Corporate Communications & IR

Tel: +49 (0) 89 / 899 27-404

investors@morphosys.com

Vivoryon Therapeutics AG

Dr. Ulrich Dauer, CEO

Email: contact@vivoryon.com

MC Services AG

Anne Hennecke, Susanne Kutter

Tel: +49 (0) 211 529 252 27

Email: vivoryon@mc-services.eu